Exhibit 2.2

FORM OF
AGREEMENT AND PLAN OF MERGER BY AND AMONG
HERITAGE FINANCIAL GROUP, HERITAGE MHC AND
HERITAGE FINANCIAL GROUP, INC.

THIS AGREEMENT AND PLAN OF MERGER (this “Merger Agreement”) dated as of                     , is made by and among Heritage Financial Group, a federal corporation (the “Mid-Tier Holding Company”), Heritage MHC, a federally chartered mutual holding company (the “Mutual Holding Company”), and Heritage Financial Group, Inc., a corporation organized under the laws of Maryland and wholly owned subsidiary of Heritage Financial Group (“Holding Company”). Capitalized terms have the respective meanings given them in the Plan of Conversion and Reorganization (the “Plan”) of Heritage MHC dated March 17, 2010, unless otherwise defined herein.

R E C I T A L S:

1. The Mid-Tier Holding Company is a federal corporation that owns 100% of the common stock of HeritageBank of the South (the “Bank”).

2. The Mutual Holding Company is a federal mutual association which owns approximately 76% of the common stock of the Mid-Tier Holding Company.

3. The Holding Company is a corporation organized under the laws of the State of Maryland and 100% of its outstanding common stock is owned by the Mid-Tier Holding Company.

4. The Mutual Holding Company will merge with and into the Mid-Tier Holding Company with the Mid-Tier Holding Company as the surviving entity.

5. Immediately thereafter, the Mid-Tier Holding Company will merge with and into Holding Company with Holding Company as the surviving entity.

6. At least two-thirds of the members of the boards of directors of the Mid-Tier Holding Company, Mutual Holding Company and Holding Company have approved this Merger Agreement, and have authorized the execution and delivery thereof.

NOW, THEREFORE, in consideration of the premises and mutual agreements contained herein, the parties hereto have agreed as follows:

1. Mergers. At and on the Effective Date of the Conversion, (the “Effective Date”) (i) the Mutual Holding Company will merge with and into Mid-Tier Holding Company (the “MHC Merger”) with the Mid-Tier Holding Company as the resulting entity, and (ii) immediately thereafter the Mid-Tier Holding Company will merge with and into the Holding Company (the “Mid-Tier Merger”) with the Holding Company as the resulting entity (the “Resulting Corporation”).

2. Exchange of Equity Interests/Stock.  In the MHC Merger, members of the Mutual Holding Company who are Eligible Account Holders and Supplemental Eligible Account Holders will, by virtue of the MHC Merger and this Merger Agreement, constructively receive liquidation interests in the Mid-Tier Holding Company equivalent to, and in cancellation of, their equity/liquidation rights in the Mutual Holding Company.  In the Mid-Tier Merger: (a) all of the outstanding common stock and rights to acquire common stock of the Mid-Tier Holding Company will be cancelled and exchanged for common stock and rights to acquire common stock of the Holding Company based upon the Exchange Ratio; (b) Eligible Account Holders and Supplemental Eligible Account Holders will receive an interest in the Liquidation Account of the Holding Company (and indirectly rights in the  Bank Liquidation Account held by the Holding Company for their benefit) in exchange for and in cancellation of their constructive liquidation interests in the Mid-Tier Holding Company; and (c) all of the outstanding common stock of the Holding Company held by the Mid-Tier Holding Company prior to the Mid-Tier Merger will be cancelled in the Mid-Tier Merger.

3. Required Approvals. This Merger Agreement shall not be effective until and unless the Plan is approved by the Bank Regulators after approval by at least (i) two-thirds of the outstanding common stock of the Mid-Tier Holding Company, (ii) a majority vote of the shares held by Minority Stockholders, and (iii) a majority of the eligible vote of Voting Members, and this Merger Agreement shall have been filed with the Bank Regulators with respect to the Mid-Tier Merger. Approval of the Plan by the Voting Members shall constitute approval of the Merger Agreement by the equity holders of the Mutual Holding Company. Approval of the Plan by Minority Stockholders of the Mid-Tier Holding Company shall constitute approval of this Merger Agreement by the stockholders of the Mid-Tier Holding Company.

4. Name. The name of the Resulting Corporation is Heritage Financial Group, Inc.

5. Offices. The main office of the Resulting Corporation shall be 721 North Westover Boulevard, Albany, Georgia 31707.

6. Directors and Officers. The directors and officers of the Mid-Tier Holding Company immediately prior to the Effective Date shall be the directors and officers of the Resulting Corporation after the Effective Date.

7. Rights and Duties of the Resulting Corporation. The Resulting Corporation, without any order or action on the part of any court or otherwise and without any documents of assumption or assignment, shall hold and enjoy all of the properties, franchises and interests, including appointments, powers, designations, nominations and all other rights and interests as the agent or other fiduciary in the same manner and to the same extent as such rights, franchises, interests and powers were held or enjoyed by the Mutual Holding Company and the Mid-Tier Holding Company. The Resulting Corporation shall be responsible for all of the liabilities, restrictions and duties of every kind and description of the Mid-Tier Holding Company immediately prior to the Mid-Tier Merger, including liabilities for all debts, obligations and contracts of the Mid-Tier Holding Company and Mutual Holding Company matured or unmatured, whether accrued, absolute, contingent or otherwise and whether or not reflected or reserved against on balance sheets, books of accounts or records of the Mid-Tier Holding Company or the Mutual Holding Company. All rights of creditors and other obligees and all liens on property of the Mid-Tier Holding Company and Mutual Holding Company shall be preserved and shall not be released or impaired.

8. Incorporation of Other Terms. The Plan is incorporated herein by this reference and made a part hereof to the extent necessary or appropriate to effect and consummate the terms of this Merger Agreement.

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the Mid-Tier Holding Company, the Mutual Holding Company and the Holding Company have caused this Merger Agreement to be executed as of the date first above written.

Heritage Financial Group
(a federal corporation)
ATTEST:

By:
Joseph C. Burger, Jr. Secretary	O. Leonard Dorminey Chief Executive Officer

Heritage MHC
ATTEST:

By:
Joseph C. Burger, Jr. Secretary	O. Leonard Dorminey Chief Executive Officer

Heritage Financial Group, Inc.
(a Maryland corporation)
ATTEST:

By:
Joseph C. Burger, Jr. Secretary	O. Leonard Dorminey Chief Executive Officer

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